Results of Annual Meeting of Stockholders (UNAUDITED)

 On April 15, 2014, the Annual Meeting of Stockholders of the Fund was held and the following matters were voted upon based on 17,405,526 shares of common stock outstanding on the record date of February 18, 2014

(1)	To approve the election of five directors to hold office until the year 2015 Annual Meeting of Stockholders.

Name of Directors	For	Withhold
Ralph W. Bradshaw	13,718,959	324,501
Edwin Meese III	13,590,467	452,993
Scott B. Rogers	13,714,701	328,759
Andrew A. Strauss	13,701,259	342,201
Glenn W. Wilcox, Sr.	13,651,154	392,306